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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                                BI INCORPORATED
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock, No Par Value Per Share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  055467203
        _______________________________________________________________
                                (CUSIP Number)

                             Christopher Lacovara
                               111 Radio Circle
                          Mount Kisco, New York 10549
                                (914) 241-7430

                                With a Copy to:
                             Gregory K. Gale, Esq.
                               Hunton & Williams
                          600 Peachtree Street, N.E.
                            Atlanta, GA 30308-2216
                                (404) 888-4000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 10, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP NO.  055467203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KBII Acquisition Company, Inc.  (22-374602020)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          749,849*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      749,849*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO. 055467203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KBII Holdings, Inc.  (22-3746193)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          749,849*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      749,849*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO. 055467203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KBII Acquisition Company, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          749,849*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      749,849*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO.  055467203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KBII Management, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          749,849*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      749,849*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO.  055467203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James A. Kohlberg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          749,849*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      749,849*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 1.   Security and Issuer.

   The class of equity securities to which this statement relates is the common stock, no par value per share (the "Shares"), of BI Incorporated, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6400 Lookout Road, Boulder, Colorado 80301.

Item 2.   Identity and Background.

   (a)-(c) and (f) The names of the persons filing this statement are KBII Acquisition Company, Inc., a Colorado corporation ("Acquisition"), KBII Holdings, Inc., a Delaware corporation ("Holdings"), KBII Acquisition Company, L.P., a Delaware limited partnership ("LP"), KBII Management, LLC, a Delaware limited liability company ("LLC"), and James A. Kohlberg, a United States citizen ("Kohlberg"). Acquisition, Holdings, LP, LLC and Kohlberg are hereinafter sometimes referred to as the "Reporting Persons."

   The address of the principal business and the principal office of Acquisition is 111 Radio Circle, Mount Kisco, New York 10549. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Acquisition is set forth on Schedule A. Acquisition is a wholly owned subsidiary of Holdings and was recently incorporated for the purpose of making the Offer (as defined in Item 4) and consummating the Merger (as defined in Item 4).

   The address of the principal business and the principal office of Holdings is 111 Radio Circle, Mount Kisco, New York 10549. The name, business, present principal occupation or employment and citizenship of each director and executive officer of Holdings is set forth on Schedule B. Holdings is a wholly owned subsidiary of LP and was recently incorporated for the purpose of forming Acquisition and, to date, has engaged in no other activities other than those incidental to such formation, the Offer, the Merger and the Merger Agreement (as defined in Item 4).

   The address of the principal business and the principal office of LP is 111 Radio Circle, Mount Kisco, New York 10549. The name, principal business and office addresses, principal business and place of organization of each partner who is denominated as a general partner or who functions as a general partner of LP is set forth on Schedule C. LP is a private investment fund recently organized for the purpose of forming Acquisition and Holdings and, to date, has engaged in no other activities other than those incidental to such formation, the Offer and the Merger.

   The address of the principal business and the principal office of LLC is 111 Radio Circle, Mount Kisco, New York 10549. The name, business address, present principal occupation or employment and citizenship of each member of LLC is set forth on Schedule D. LLC is a the sole general partner of LP and was recently formed for the purpose of forming LP and, to date, has engaged in no other activities other than those incidental to such formation.

   The business address of Kolhberg is 111 Radio Circle, Mount Kisco, New York 10549. Kohlberg is the President of Acquisition and Holdings and the Managing Member of LLC and has been a principal of Kohlberg & Co., L.L.C., a private investment firm, for more than the past five years. The business address of Kohlberg & Co., L.L.C is 111 Radio Circle, Mount Kisco, New York 10549.

   (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.  Purpose of the Transaction.

     On August 10, 2000, Acquisition, Holdings and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Holdings at a price of $8.25 per share in cash, which will be effected by (i) a tender offer (the "Offer") by Acquisition for all of the issued and outstanding Shares (other than the Shares owned by Holdings or one of its affiliates or held by the Issuer as treasury stock) and (ii) a merger of Acquisition with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

     On August 10, 2000, Holdings and Acquisition entered into a Stock Voting and Tender Agreement (the "Voting Agreement") with certain shareholders of the issuer (the "Management Shareholders"). Pursuant to the Voting Agreement, on the terms set forth therein, each of the Management Shareholders has agreed to tender and not withdraw his or her Shares in the Offer and to vote his or her Shares in favor of the Merger Agreement and the Merger at any meeting of the Issuer's shareholders called for that purpose. In addition, each of the Management Shareholders has granted Holdings and Acquisition a proxy to vote his Shares in favor of the Merger Agreement and the Merger. As of August 10, 2000, the Management Shareholders beneficially owned 749,849 Shares (as determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934), representing 8.86% of the then outstanding Shares. The Voting Agreement is attached as Exhibit 2.

Item 5.  Interest in Securities of the Company.

     (a)  See Rows 11 and 13 of the Cover Pages. Except as set forth in this
Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D, beneficially owns any Shares.

     (b) See rows 7 through 10 of the Cover Pages. Each of the Reporting Persons has, together with the other Reporting Persons and the Management Shareholders, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it or him in
Item 5(a).

     (c) Except for the 749,849 Shares subject to the Voting Agreement described in Item 4, during the past sixty days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D has effected any transactions in the Shares.

     (d) To the best knowledge of any of the Reporting Persons, no person other than the Management Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the arrangements described in Item 4 above, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The following documents are being filed as exhibits to this statement and are each incorporated herein by reference:

         Exhibit 1 - Agreement and Plan of Merger, dated as of August 10, 2000, by and among KBII Holdings, Inc., KBII Acquisition Company, Inc. and BI Incorporated.*

         Exhibit 2 - Stock Voting and Tender Agreement, dated as of August 10, 2000, by and among KBII Holdings, Inc., KBII Acquisition Company, Inc. and BI Incorporated.*

         Exhibit 3 - Joint Filing Agreement, dated as of August 18, 2000, by and among KBII Acquisition Company, Inc., KBII Holdings, Inc., KBII Acquisition Company, L.P., KBII Management, LLC and James A. Kohlberg.

* Incorporated by reference to the Tender Offer Statement on Schedule TO of Holdings and Acquisition filed with the Securities and Exchange Commission on August 18, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2000                    KBII Acquisition Company, Inc.

                                             By:/s/ Christopher Lacovara
                                                ----------------------------
                                                Name: Christopher Lacovara
                                                Title: Secretary


Dated:  August 18, 2000                    KBII Holdings, Inc.

                                             By:/s/ Christopher Lacovara
                                                ----------------------------
                                                Name: Christopher Lacovara
                                                Title: Secretary


Dated:  August 18, 2000                    KBII Acquisition Company, L.P.
                                             By: KBII Management, LLC,
                                                 its General Partner

                                             By:/s/ Christopher Lacovara
                                                ----------------------------
                                                Name: Christopher Lacovara
                                                Title: Secretary


Dated:  August 18, 2000                    /s/ James A. Kohlberg
                                           ---------------------------------
                                               James A. Kohlberg

                                                                      SCHEDULE A
                                                                      ----------


                     INFORMATION CONCERNING THE DIRECTORS
                     AND EXECUTIVE OFFICERS OF ACQUISITION

     The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Acquisition. Each person has a business address at 111 Radio Circle, Mount Kisco, New York 10549, and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.

                                                 Principal Occupation or
        Name (Age)             Title       Employment During the Last Five Years
-------------------------    ---------    --------------------------------------

James A. Kohlberg (42)       President    President of KBII Acquisition Company,
                                          Inc. and KBII Holdings, Inc.; Managing
                                          Member of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

Christopher Lacovara (35)    Secretary    Secretary of KBII Acquisition Company,
                                          Inc. and KBII Holdings, Inc.;
                                          Secretary of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

                                                                      SCHEDULE B
                                                                      ----------


                     INFORMATION CONCERNING THE DIRECTORS
                      AND EXECUTIVE OFFICERS OF HOLDINGS

     The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Holdings. Each person has a business address at 111 Radio Circle, Mount Kisco, New York 10549, and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.

                                                 Principal Occupation or
        Name (Age)             Title       Employment During the Last Five Years
-------------------------    ---------    --------------------------------------

James A. Kohlberg (42)       President    President of KBII Acquisition Company,
                                          Inc. and KBII Holdings, Inc.; Managing
                                          Member of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

Christopher Lacovara (35)    Secretary    Secretary of KBII Acquisition Company,
                                          Inc. and KBII Holdings, Inc.;
                                          Secretary of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

                                                                      SCHEDULE C
                                                                      ----------


                          INFORMATION CONCERNING THE
                            GENERAL PARTNERS OF LP

     The following tables set forth the name, principal business and office addresses, principal business and place of organization of each partner who is denominated as a general partner or who functions as a general partner of LP. Each person has a principal business and office address at 111 Radio Circle, Mount Kisco, New York 10549, and was organized in the State of Delaware unless a different address or state of organization is indicated under such person's name.


         Name                  Title                Principal Business
----------------------    ---------------   -----------------------------------

KBII Management, LLC      General Partner   KBII Management, LLC was recently
                                            formed for the purpose of forming
                                            KBII Acquisition Company, L.P. and,
                                            to date, has engaged in no other
                                            activities other than those
                                            incidental to such formation.

                                                                      SCHEDULE D
                                                                      ----------


                          INFORMATION CONCERNING THE
                            MANAGING MEMBER OF LLC

     The following tables set forth the name, business address, present principal occupation or employment and citizenship of each officer of LLC. Each person has a business address at 111 Radio Circle, Mount Kisco, New York 10549, and is a citizen of the United States.

                                                 Principal Occupation or
        Name (Age)             Title       Employment During the Last Five Years
--------------------------    ---------   --------------------------------------

James A. Kohlberg (42)        President   President of KBII Acquisition Company,
                                          Inc. and KBII Holdings, Inc.; Managing
                                          Member of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

Christopher Lacovara (35)     Vice        Secretary of KBII Acquisition Company,
                              President   Inc. and KBII Holdings, Inc.;
                                          Secretary of KBII Management, LLC
                                          (General Partner of KBII Acquisition
                                          Company, L.P., the controlling
                                          shareholder of KBII Holdings, Inc.);
                                          principal of Kohlberg & Co., L.L.C.

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